SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b)(c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)
(Amendment No.  1 )*

Westamerica Bancorporation

(Name of Issuer)
Common Stock

(Title of Class of Securities)
957090103
(CUSIP Number)
December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      / /      Rule 13d-1(b)

      /x/      Rule 13d-1(c)

      / /      Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 957090103	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON: David L. Payne I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A	(a)	/ /
	MEMBER OF A GROUP*	(b)	/ /

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		5	SOLE VOTING POWER
1,288,222

		6	SHARED VOTING POWER
131,866

		7	SOLE DISPOSITIVE POWER
1,288,222

		8	SHARED DISPOSITIVE POWER
131,866

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,420,088

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* / /

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
4.19%

12	TYPE OF REPORTING PERSON*
IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 957090103	13G	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON: Gibson Radio and Publishing Company I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A	(a)	/ /
	MEMBER OF A GROUP*	(b)	/ /

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		5	SOLE VOTING POWER
528,837

		6	SHARED VOTING POWER
0

		7	SOLE DISPOSITIVE POWER
528,837

		8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
528,837

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* / /

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
1.62%

12	TYPE OF REPORTING PERSON*
CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 95709010103	13G	Page 4 of 6 Pages

ITEM 1(a).	NAME OF ISSUER:
Westamerica Bancorporation ("Westamerica")
ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
1108 Fifth Avenue San Rafael, California 94901
ITEM 2(a).	NAME OF PERSON FILING:
This Amendment to Schedule 13G is being filed on behalf of the following persons* ("Reporting Persons"): (i) David L. Payne (ii) Gibon Radio and Publishing Company (the "Company")
ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
The principal business office of Mr. Payne is 4550 Mangels Blvd., Fairfield, CA 94585. The principal business office of the Company is 544 Curtola Parkway, Vallejo, CA 94590.
ITEM 2(c).	CITIZENSHIP:
David L. Payne: United States Company: a California corporation
ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

This Amendment to Schedule 13G is being filed with respect to the common stock, no par value, of Westamerica ("Common Stock"). The Reporting Persons' percentage ownership of Common Stock is based on 32,653,021 shares of Common Stock outstanding and the ownership of 1,276,311 options to purchase an equivalent number of shares of Common Stock ("Options") held by Mr. Payne.

As of December 31, 2003, (i) Mr. Payne beneficially owned 1,420,088 shares of Common Stock, of which 1,276,311 shares are attributable to Options; and (ii) the Company benefically owned 528,837 shares of Common Stock, none of which are attributable to Options.
ITEM 2(e).	CUSIP NUMBER:
957090103

CUSIP NO. 957090103	13G	Page 5 of 6 Pages

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS: One of the following
Not applicable as this Amendment to Schedule 13G is filed pursuant to Rule 13d-1(c).
ITEM 4.	OWNERSHIP:

The information in items 1 and 5 through 11 on pages 2-3 of this Amendment to Schedule 13G is hereby incorporated by reference.

The 1,420,088 shares of Common Stock reported in row 9 on page 2 of this Amendment to Schedule 13G: (i) include 131,866 shares held in a revocable trust, as to which Mr. Payne is a co-trustee, and (ii) exclude the 528,837 shares owned by the Company, of which Mr. Payne is President and CEO. Mr. Payne expressly disclaims beneficial ownership of such shares.
ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities check the following. / /
ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
The Company does not have any voting or dispositive power over the shares of Common Stock benefically owned by Mr. Payne, and it expressly disclaims beneficially ownership of his shares.
ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
Not applicable.
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP:
Not applicable.
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:
Not applicable.

CUSIP NO. 957090103	13G	Page 6 of 6 Pages

ITEM 10.	CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      February 17, 2004

By:	/s/ DAVID L. PAYNE David L. Payne

GIBSON RADIO AND PUBLISHING COMPANY
By:	/s/ HELOISE DIRICCO Heloise DiRicco Secretary